FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                       For the month of December 23, 2002

                        Commission File Number 000-30462

                             VANNESSA VENTURES, LTD.
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                         1710-1040 West Georgia Street
                        Vancouver, B.C., Canada V6E 4H1
                                -----------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X      Form 40-F
                                  ----
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes____    No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



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VANNESSA VENTURES LTD.                       Website: www.vannessa.com
1710-1040 West Georgia Street                SEC File: 12G3-2(b) #82-4473;
Vancouver, B.C., Canada V6E 4H1              20-F 000-30462
Tel: 604-689-8927; Fax: 604-689-8907         TSX: VVV
E-mail: info@vannessa.com                    OTC-BB: VNVNF
                                             Berlin: VVT - WKN 914781



          VANNESSA UPDATE ON PROJECTS AND CLOSING OF $1 MILL. FINANCING

VANCOUVER, B.C. DECEMBER 23, 2002 - Vannessa Ventures Ltd. (VVV: TSX, OTC-BB:
VNVNF, Berlin: VVT - WKN 914781) announces the following:

                                    COSTA RICA

SETENA, the government's body charged with evaluating Cerro Crucitas's Environmental Impact Study (EIS) has completed its review. SETENA's findings are currently before the permit review board that will determine whether Vannessa's EIS should be accepted as filed or if deficiencies exist. In the event that deficiencies exist, Vannessa will have an opportunity to amend its study. Approval of the EIS will allow the Company to proceed with its plan to mine the near-surface gold-bearing sapprolite projected at 80,000 - 100,000 ounces a year at an all in cost of approximately US$160/oz.

The Company is currently reviewing its scoping study, which was based on a gold price of US$270. The bankable feasibility study, to be commissioned as soon as the EIS study is approved, will of course be based on the current gold price of US$330 to US$340. The increase in the gold price of between US$60-US$70 per ounce should substantially increase the economic return both for the company and the communities because of the extended life expectancy of the project.

VENEZUELA
Recent National Assembly (NA) committee hearings on the granting of the Las Cristinas operating contract to Crystallex by Corporacion Venezolana de Guayana revealed irregularities in the process. The Newspaper EL GUYANES reported on Nov. 29/2002, that Minister of Energy and Mines Rafael Ramirez admitted to the NA Comptroller Committee that "It is necessary to investigate and clarify any dark issues because we did not participate in the process of the selection [of Crystallex] by the CVG. We had 10 days to review the contract but this process never took place, and the only problem we had with MINCA was the stoppage of the project due to the report by CVG."

Several legal actions launched by Vannessa's 95%-owned subsidiary, MINCA, are currently awaiting a final decision by the Supreme Court of Venezuela. One action seeks to declare null and void Presidential Decree 1757 which nationalized the Las Cristinas concession, and another action seeks to annul the operating contract between Crystallex and CVG. The President of the Supreme Court, Dr. Ivan Rincon declared in clear language that the Court would decide soon whether the Las Cristinas project would be returned to Minca.

Vannessa Ventures is pleased with the genuine efforts of Venezuelan institutions and courts to investigate the awarding of Las Cristinas to Crystallex. This process is currently delayed due to the political unrest in Venezuela, however the Company believes the court will, during the coming months, decisively resolve the issue of ownership of Las Cristinas in its favour. The Company has therefore decided, for the time being, not to press for international arbitration, as is its legal right.
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                                      GUYANA

Several truckloads of material and bulk testing equipment have been shipped to Southern Guyana this month in preparation for the advancement of the company's MARUDI project in the coming year. When this project was owned by Sutton Resources, a feasibility study (prepared by Kilborne Engineering) suggested that the more than 500,000 oz. resource was not economical because of the prevailing gold price and the remoteness of the property. Improved gold prices and better access to supply centers in neighbouring Brazil and to the Capital, Georgetown, will lead to a reassessment of the property during the coming months.

The Potaro alluvial diamond property consists of two distinct deposits (the historically known Maple Creek channel and the newly discovered, wider channel running parallel to Maple Creek). Current excavations from the wider channel are, as of today, inconclusive. However, a parcel of approx. 75 carats of diamonds has been forwarded to the company's joint venture partner for cutting and polishing to establish "added value" evaluation since the Company will, in the future, participate in the profits from the marketing of the stones. In the meantime, exploration (including some limited drilling) will continue to search for richer pay zones along a number of gabbro-norite dykes on the property, which seems to create concentrate in depressions filled with large clastes-conglomerates and breccias. During this time, the company will concentrate on mining the historic Maple Creek basin.

                                    CORPORATE

Vannessa has closed the private placement of 2,000,000 Units of the Company originally announced on December 6, 2002. Each Unit was sold at the price of $0.50 per Unit, each Unit consisting of 1 fully paid common share in the capital of the Company and one non-transferable share purchase warrant, each warrant entitling the holder to purchase one additional share of the Company at the price of $0.55 per share until December 17, 2004.

The shares, warrants and any shares issued upon the exercise of the warrants are subject to a hold period and may not be traded until December 18, 2003 except as permitted by the Securities Act and the Rules by the TSX Venture Exchange.

"MANFRED PESCHKE"
--------------------------
Manfred Peschke, President
VANNESSA VENTURES LTD.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: NUNC PRO TUNC                       December 23, 2002

                                           MANFRED PESCHKE
                                           --------------------------
                                           Manfred Peschke, President
                                           VANNESSA VENTURES LTD.







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